Third Quarterly Report

Ending February 28, 2006

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2005 and February 28, 2006. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 3-month period ending February 28, 2006 and those from the 3 month period ending February 28, 2005.

This analysis, completed on April 12, 2006, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in the last annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s third quarterly report ending February 28, 2006 was dedicated to the marketing of its products in North America and Asia.  Neptune also deployed development initiatives in the European.  To achieve this, the Company participated in various tradeshows in North America and Europe in order to promote its products and maintain its level of excellence, established and developed since its foundation.  Neptune also deployed efforts in research and development with the objective to develop products compatible with the Functional Food market.  All these projects are still underway and positive results are expected before the end of 2006.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM for people suffering from osteoarthritis and arteriosclerosis.

During the first three quarters of the May 31, 2006 year end, the Company has realised sales of 5,1M compared to 3,6M for the first three quarters ending February 28, 2005, an increase of 41%.  After this year’s third quarter, the Company has already surpassed all last year’s sales figure.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	5,089	1,822	1,445	1,822
EBITDA (before loss on foreign exchange)	873	342	245	286
Net Profit (net loss)	268	(390)	(380)	1,038
Profit (Loss) per share	0.009	(0.015)	(0.015)	0,032

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA (before loss on foreign exchange)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0.069	0.015	0.020	0,013	0,021

Fiscal Year Ended May 31, 2004

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,262	643	956	602	61
EBITDA	(1,659)	(353)	(269)	(240)	(797)
Net Loss	3,534	799	744	717	1,274
Loss per Share	0.161	0.037	0.034	0.033	0.057

During the third quarter ending February 28, 2006, the Company has realised a net profit 1,038M compared to a net loss of 0,344M for the quarter ending February 28, 2005.  The Company has also realised an EBITDA of 286M for this quarter compared to 0,117M for the quarter  ending February 28, 2005, maintaining a positive EBITDA for the seventh quarter in a row.

The net profit for the quarter ending February 28, 2006 is the result among other things of a gain on debt settlement of 1,4M resulting from the settlement of the Innovatech debenture.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the third quarter ending February 28, 2006, the Company’s operations have generated an increase in liquidities of $1,041,399 compared to a decrease of $175,625 for the quarter ending February 28, 2005.  This variation of $1,217,024 is due in large part by the gain of $1,400,000 on the settlement of the Innovatech debenture and by the changes in the working capital items from one quarter to the other.  The changes in the working capital items for the third quarter ending February 28, 2006 are mainly due to an increase in receivables for $230,807 compared to the previous quarter.

Investing Activities

The main variation in investing activities is related to acquisitions of fixed assets and intangible assets for a total of $29,189.

Financing Activities

During the third quarter, the Company has redeemed the Investissement Desjardins debenture for a total amount of $1,350,137 capital and interest.  The Company has also paid $421,457 in issuance expenses in the conversion of Innovatech’s debenture transaction.  On the same transaction, the Company received $600,000 from a private placement and $98,719 following the exercise of options and warrants.  The Company also negotiated a line of credit of $1,000,000 from which $500,000 was used at the end of the quarter.  Overall, taking the treasury flow into account, the Company increased its cash by $445,975 since May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets as at February 28, 2006 and May 31, 2005:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	446	See cash flow statement
Receivables	231	Directly linked to the increase of operation
		and sales activities
Other assets	(138)	Amortisation of start-up costs
Bank loan	500	Use for working capital
Convertible debenture	(5,521)	Redemption and conversion of debentures

PRIMARY ANNUAL FINANCIAL RATIOS

	February 28, 2006	May 31, 2005	May 31, 2004
Working Capital Ratio	1.82	1.19	1.05
Solvency Ratio
Debt Capital/Shareholder Equity*	1.30	1.47	1.31

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending February 28, 2006 compared to the year ended May 31, 2005, mostly because of the increase in sales and good management.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt (1)	3,670,000	477,900	1,631,600	1,312,500	248,000
Loans guaranteed by investments in
rental contracts (2)	128,450	79,432	38,610	10,408	-
Total liabilities	3,798,450	557,332	1,670,210	1,322,908	248,000

(1) This amount does not consider the value of the warrants and stock issued.

(2) Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at February 28, 2006.

Change in Accounting Policies

No changes in accounting policies since May 31, 2005.

Subsequent Events

There was no subsequent event of importance after February 28, 2006.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Even if the raw material purchases are in American dollars, the Executive are still using financial instruments in order to minimize the exchange rate risk.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company may differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On April 12, 2006, the total number of common shares issued by the Company and in circulation was 33,108,289 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

Henri Harland

André Godin

President and CEO

Vice-president, Administration & Finance

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